UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                   SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                                Thomas Nelson, Inc.
                                -------------------
                                  (Name of Issuer)


                                Class B Common Stock
                                --------------------
                            (Title of Class of Securities)


                                     640376208
                                --------------------
                                   (CUSIP Number)



                                 Charles Z. Moore
                   5106 Pheasant Run Trail, Brentwood, TN  37027
                                   (615) 373-4898
                                --------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications)


                                    March 6, 2006
                                --------------------
              (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP NO. 640376208                13D                             Page 2 of 5
==============================================================================
      NAME OF REPORTING PERSON
1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles Z. Moore
      SSN ####-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
      Not applicable                                                 (a) [  ]
                                                                     (b) [  ]
------------------------------------------------------------------------------
      SEC USE ONLY
3
------------------------------------------------------------------------------
	SOURCE OF FUNDS
4	00/NA
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                                        [  ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      United States of America
------------------------------------------------------------------------------
                                SOLE VOTING POWER

                           7    41,173 shares of Class B Common Stock

         NUMBER OF       -----------------------------------------------------
          SHARES                SHARED VOTING POWER
       BENEFICIALLY
      OWNED BY EACH        8    27,490 shares of Class B Common Stock
        REPORTING
          PERSON         -----------------------------------------------------
           WITH                 SOLE DISPOSITIVE POWER

                           9    41,173 shares of Class B Common Stock

                         -----------------------------------------------------
                                SHARED DISPOSITIVE POWER

                           10   27,490 shares of Class B Common Stock

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 68,663 shares of Class B Common Stock, consisting of 41,173 shares of Class B Common Stock held directly and 27,490 shares of Class B Common Stock held indirectly.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

12    N/A                                                                [  ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    7.23% Common Stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON

14    Individual
------------------------------------------------------------------------------


Date:  3/6/2006                                                   Page 3 of 5
==============================================================================
     Item 1.  Security and Issuer.

     This Schedule 13D relates to the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Thomas Nelson, Inc., a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 501 Nelson Place, Nashville, Tennessee 37214-1000.

     Item 2.  Identity and Background.

     (a)  Charles Z. Moore.

     (b)  5106 Pheasant Run Trail, Brentwood, TN  37027

     (c)  Retired Senior Vice President, Thomas Nelson, Inc.,
          501 Nelson Place, Nashville, Tennessee 37214-1000.

     (d)  N/A

     (e)  N/A

     (f)  United States.

     Item 3.  Source and Amount of Funds or Other Consideration.

     This Schedule 13D is filed to reflect Mr. Moore's beneficial ownership of Class B Common Stock of the Issuer.

     Item 4.  Purpose of Transaction.

     Mr. Moore holds shares of Class B Common Stock described herein for investment purposes and has no present plans or proposals that would result in or relate to any of the transactions described in subparagraph (a) through
(j) of Item 4 of Schedule 13D. Mr. Moore retired from the Company effective December 31, 2000. This filing reflects the transfer of 25,000 shares of Class B Common Stock to the Charles and Elaine Moore Charitable Remainder Trust.


CUSIP NO. 640376208                13D                             Page 4 of 5
==============================================================================

     Item 5.  Interests in Securities of the Issuer.

     (a) Mr. Moore beneficially owns 7.23% (4.34% with sole dispositive power) of the Class B Common Stock of the Issuer, or 68,663 shares of Class B Common Stock, consisting of 41,173 shares of Class B Common Stock held directly and 27,490 shares of Class B Common Stock held indirectly.

     (b)  Mr. Moore beneficial owns the following number of shares with:

          Class B Common Stock:
          -------------
          Sole Voting Power:  41,173 shares of Class B Common Stock
          Shared Voting Power:  27,490 shares of Class B Common Stock
          Sole Dispositive Power: 41,173 shares of Class B Common Stock Shared Dispositive Power: 27,490 shares of Class B Common Stock

     Shared Voting Power: Mr. Moore shares voting power with respect to the 2,490 shares of Class B Common Stock beneficially owned with Mr. Moore's spouse, Elaine Moore, whose address is 5106 Pheasant Run Trail, Brentwood,
TN  37027.  Mrs. Moore is a homemaker and a citizen of the United States.
Mrs. Moore has no disclosure pursuant to Item 2(d) and (e). Mr. Moore shares voting power with respect to 25,000 Class B Common shares in a Charitable Remainder Trust of which he is the co-trustee with his spouse. To Mr. Moore's knowledge, there are no disclosures pursuant to Item 2(d) and (e).

     Shared Dispositive Power: Mr. Moore shares dispositive power with respect to 27,490 shares of Class B Common Stock with Elaine Moore, his spouse and co-trustee, as described above.

     (c)     N/A

     (d)     N/A

     (e)     N/A

     Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     N/A

     Item 7.  Material to be filed as Exhibits.

     N/A



Date:  3/6/2006                                                   Page 5 of 5
==============================================================================




                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         BY: /s/ Charles Z. Moore
                                             ---------------------
                                                 Charles Z. Moore


Dated:    March 6, 2006
       ------------------